SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Joint stock corporation under Brazilian law, registered as a Corporate Taxpayer with the
Ministry of Finance under No. CNPJ/MF 02.558.124/0001 -12
State Company Registration No. NIRE 3330026237-7

SUMMARY MINUTES OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 25, 2007 AT 10:30 AM
Free Translation from Portuguese Original

1. DATE, TIME AND PLACE: April 25, 2007, at 10:30 AM, at the Company’s registered offices, located at Rua Regente Feijó No. 166/1687-B, in the downtown district (Centro), of the City of Rio de Janeiro, State of Rio de Janeiro (RJ), Federal Republic of Brazil.

2. CALL TO MEETING: Announcements published, pursuant to Article 124 of the Brazilian Corporation Law (n.° 6404/76), in the Official Gazette (DO) of the State of Rio de Janeiro on April 09, 10 and 11, 2007 and in the newspaper Gazeta Mercantil on April 05, 09 and 10, 2007. The cited announcements were made available to interested parties on the meeting table, with reading and transcription thereof being waived.

3. PARTIES PRESENT: Shareholders of EMBRATEL PARTICIPAÇÕES S.A. representing over ninety-eight per cent (98%) of the capital stock with voting rights, as recorded and signed in the Company Shareholders Presence Book. Also present were Messrs. Carlos Henrique Moreira, José Formoso Martinez, Isaac Berensztejn and Antonio Oscar de Carvalho Petersen Filho, representatives of Company Management, Messrs. Ruy Dell'Avanzi and Edison Giraldo, full members of the Company Fiscal Council, and Messrs. André Luis e Silva Silva, representative of Ernst & Young Auditores Independentes S/S.

4. TABLE: Pursuant to Article 13 of the Bylaws, the meeting was presided over by the Chairman of the Board of Directors, Mr. Carlos Henrique Moreira, who called upon Dr. Antonio Oscar de Carvalho Petersen Filho to serve as secretary and record these Minutes.

5. AGENDA and DECISIONS: By Shareholders representing over of 2/3 (two/third) of Company voting capital, with abstention of the votes from those legally barred from voting, unanimous approval was granted by the shareholders present in the General Meetings to the following decisions:

5.1
Authorization for these Minutes to be drawn up in summary form and publication thereof carried out with omission of the signatures of Shareholders present, as respectively permitted by paragraphs 1 and 2 of Article 130 of Law n.° 6404/76.

5.2
Approval to waive formal reading of the Financial Statements, the Annual Report of Management and the Report of the Independent Accountants, inasmuch as the three said documents were already known to all shareholders present.

5.3	The following deliberations were approved by unanimous voting of present shareholders, with the abstention of the votes from those legally barred from voting:

Summary Minutes of the Ordinary General Shareholders’ Meeting of
Embratel Participações S.A.
held on April 25, 2007 at 10:30 AM

(i)
Approval of Management Accounts, the Annual Report of Management and the Financial Statements for the fiscal year ended December 31, 2006 as published in the newspaper Gazeta Mercantil and in the Official Gazette of the State of Rio de Janeiro on March 23rd., 2007.

(ii)
Approval of Administration’s proposal of destination of Net Income for the fiscal year ended December 31, 2006 in the amount of R$ 105.846.492,46 (one hundred and five million, eight hundred and forty-six thousand, four hundred and ninety-two reais and forty-six centavos), and accrued by reversion of part of the Reserve for Investments, registered the Accumulated Earnings account, in the amount of R$ 51.604.961,51 (fifty-one million, six thousand and four, nine hundred and sixty-one reais and fifty-one centavos), as follows: (i) the destination of 5% (five per cent) of Net Income to the constitution of Legal Reserve, corresponding to R$ 5.292.324,62 (five million, two hundred and ninety-two thousand, three hundred and twenty-four reais and sixty-two centavos); and (ii) the distribution of dividends in the amount of R$ 146.673.868,00 (one hundred forty-six million, six hundred and seventy-three thousand and eight hundred and sixty-eight reais) at the ratio of R$ 0,3079583120 per batch of one thousand (1,000) preferred shares of capital stock, without withholding income tax (IRRF), corresponding to the payment of the legal minimum dividends due to the Company’s preferred shareholders. The remaining balance of reversion of part of the Reserve for Investments, registered the Accumulated Earnings account, in the amount of R$ 5.485.261,35 (five million, four hundred and eighty-five thousand, two hundred and sixty-one reais and thirty-five centavos) will be destined to face up to others existing values (loss with alienation of stock and gain with prescribed dividends), as destining all Accumulated Earnings accounts. The payment of dividends to minor shareholders will be held on June 18, 2007. The dividends due to the controlling shareholders, Consertel Controladora de Servicios de Telecomunicaciones S. A. de C.V., Startel Participações Ltda., New Startel Participações Ltda. and Telmex Solutions Telecomunicações Ltda., will be paid on a posterior date to be determinated between the Company and the referred controlling shareholders, as accorded expressly by them.

(iii)
Approval to set the annual overall remuneration of Company administrators to the amount of up to and including R$ 590.400,00 (five hundred and ninety thousand, and four hundred reais) in the manner for distribution of which shall be established by the Board of Directors.

(iv)
Face up to the end of the respective terms, elect the members of the Board of Directors who will remain in office until Ordinary General Meeting to be held on 2010, or until such time as they are dismissed or replaced by the General Meeting of Stockholders, being the Board of Directors composed by the following members:

(a)
CARLOS HENRIQUE MOREIRA, Brazilian, married, engineer, bearer of identity card n° 12544-D issued by the Rio de Janeiro Chapter of the Regional Engineering, Architectural and Agronomy Council (CREA-RJ), registered as an individual income taxpayer with the Ministry of Finance (CPF/MF) under n° 005.215.077-015, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012 – 15° andar, Centro, City and State of Rio de

Janeiro; (b) JOSÉ FORMOSO MARTÍNEZ, Mexican, married, engineer, bearer of Alien Identity Card (RNE) n° V405864-B, registered as an individual income taxpayer with the Ministry of Finance (CPF/MF) under n° 059.557.727-07, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012 – 15° andar, Centro, City and State of Rio de Janeiro; (c) ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian, married, attorney, registered with the São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under n° 155.156 and tax registration n.°. CPF/MF 276.546.358-18, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012 – 15° andar, Centro, City and State of Rio de Janeiro; (d) ALBERTO DE ORLEANS E BRAGANÇA, Brazilian, married, attorney, registered with the Rio de Janeiro Chapter of the Brazilian Bar Association (OAB/RJ) under No. 39.678 and tax registration n° CPF/MF 416.047.507-82, with commercial address at Avenida Rio Branco, n°. 01, 14° andar - A, Centro, City and State of Rio de Janeiro; (e) DILIO SERGIO PENEDO, Brazilian, married, engineer, bearer of identity card n° RG 32173450-6 issued by the São Paulo State Secretary of Public Safety (SSP-SP), tax registration n.° CPF/MF 024.211.787-20, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, n. ° 1012 - 15° andar, Centro, City and State of Rio de Janeiro; (f) JOEL KORN, Brazilian, divorced, economist, bearer of identity card n.° 3.361.224-3 issued by the IFP/RJ and tax registration n.° CPF/MF 042.864.568-20, resident and domiciled at Avenida Rui Barbosa, n.° 348, Apt. N.°. 1701, district of Flamengo, City and State of Rio de Janeiro; and (g) OSCAR VON HAUSKE SOLIS , Mexican, married, accountant, bearer of Mexican Passport No. 98360026661, resident and domiciled at Paseo del Río 111, casa 46, Colonia Chimalistac, CP 01070, México, D.F.. The members of the Board of Directors just elected declared that they are not impeded from performing their duties, in accordance with the provisions contained in Article 147, paragraphs 1 and 2 of Law n.° 6404/76, and will remain in their positions for the term of office of 3 (three) annual periods, according with disposed at Company By-Laws and legislation applied.

(v)
Elect the members of Company Fiscal Council, as follows: the shareholder College Retirement Equities Fund presented the proposal of election of Mr. ALEXSANDRO DE SOUZA POPOVIC as full member and Mr. VALTER NOGUEIRA, as his respective alternate. Appointed by the controlling shareholder for election as members of Company Fiscal Council: Messrs. RUY DELL`AVANZI, as full member, and EDUARDO FELIPE DA SILVA SOARES, as his respective alternate, EDISON GIRALDO as full member, and OSMAR SCHWACKE, as his respective alternate. Put to a vote, the posts on the Fiscal Council were filled with the following persons until the 2008 Annual General Meeting: (a) Mr. ALEXSANDRO DE SOUZA POPOVIC, Brazilian citizen, single, lawyer, bearer of identity card n.° 37.283.177-1 SSP/SP, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n. ° 148.240.858-96, resident and domiciled at Rua Panamá, n° 50, Jardim América, Taboão da Serra/SP, as full member, and (a.1) Mr. VALTER NOGUEIRA, Brazilian citizen, married, attorney, bearer of identity card n.° 047.437 OAB-RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.° 119.894.916-34, resident and domiciled at Rua Pereira da Silva, n.° 231, cob. 01, Laranjeiras, Rio de Janeiro/RJ, as alternate member; (b) Mr. RUY DELL`AVANZI, Brazilian citizen, married, accountant, bearer of identity card n.° 1958301 SSP-SP, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.° 107.137.438-91, resident and domiciled at Rua General Jardim, n.° 36, São Paulo/SP , as full member, and (b.1) Mr. EDUARDO FELIPE DA SILVA SOARES, Brazilian citizen, married, accountant, bearer of identity card n.° 06132710-2 IFP/RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.° 776.754.877-53, resident and domiciled at Av. Prefeito Dulcidio Cardoso, n.° 3.230/apt. 202, Bl. 4, Barra da Tijuca, Rio de Janeiro/RJ, as alternate member; (c) Mr. EDISON GIRALDO, Brazilian citizen, married, accountant, bearer of identity card n.° 015315383-9 IFP/RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.° 041.564.478-04, resident and domiciled at Rua 35, n.° 181, Camboinhas, Niterói/ RJ, as full member, and (c.1) Mr. OSMAR SCHWACKE, Brazilian citizen, married, accountant, bearer of identity card n.° 1.638.757 IFP/RJ, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under n.° 005.922.857-15, resident and domiciled at Rua Barão de Jaguaripe, n.° 111 – apt. 401, Ipanema, Rio de Janeiro/RJ, as alternate member, being the latest two full members and their respective alternate elected by the majority voting of present shareholders. The Committee members just elected declared that they are not impeded from performing their duties, in accordance with the provisions contained in Article 162, paragraph 2 of Law n.° 6404/76. Finally, the individual monthly remuneration for the members of the Company’s Fiscal Council was set in the amount of R$8.000,00 (eight thousand reais), besides mandatory reimbursement of such transportation and lodging expenses as are required for them to perform their functions, all in accordance with paragraph 3 of Article 162 of Law n.° 6404/76.

6.
CLARIFICATIONS: The chairman of the meeting clarified that the Company’s Fiscal Council presented a favorable opinion regarding the Financial Statements, in compliance with provisions set forth in Article 163, items II and III, of Law n.° 6.404/76.

There being no further business to attend to, the proceedings were suspended for the time required to draw up these Minutes. When the session was reopened, these Minutes were read, found in order and signed by all those present. Signed: CARLOS HENRIQUE MOREIRA – CHAIRMAN OF THE MEETING; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO – GENERAL SECRETARY ; ISAAC BERENSZTEJN – ECONOMIC FINANCIAL DIRECTOR AND INVESTOR RELATIONS DIRECTOR; REPRESENTATIVE OF ERNST & YOUNG AUDITORES INDEPENDENTES S/S; RUY DELL`AVANZI – FULL MEMBER OF FISCAL COUNCIL; EDISON GIRALDO– FULL MEMBER OF FISCAL COUNCIL; SHAREHOLDERS: CONSERTEL CONTROLADORA DE SERVICIOS DE TELECOMUNICACIONES S.A. DE C.V.; STARTEL PARTICIPAÇÕES LTDA.; NEW STARTEL PARTICIPAÇÕES LTDA.; TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.; AEGON/TRANSAMERICA SERIES TRUST – VAN KAMPEN ACTIVE INTERNATIONAL ALLOCATION; PHILIPS ELETRONICS NOTH AMERICA CORPORATION MASTER

RETIREMENT TRUST; THE MASTER TRUST BANK OF JAPAN LTD RE MTBC 400035147; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; BELL ATLANTIC MASTER PENSION TRUST; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND; COLLEGE RETIREMENT EQUITIES FUND; MORGAN STANLEY INST PORTIFOLIO; MORGAN STANLEY INTERNATIONAL FUND; JOSÉ TEIXEIRA DE OLIVEIRA; ALBERTO DE ORLEANS E BRAGANÇA.

I hereby certify that this is a faithful copy of the minutes recorded in the appropriate Company book.

Antonio Oscar de Carvalho Petersen Filho
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.